

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2013

Via E-mail
Michael Kalb
Interim Chief Financial Officer
Taro Pharmaceutical Industries Ltd.
14 Hakitor Street
Haifa Bay 26110, Israel

> **Re:** **Taro Pharmaceutical Industries Ltd.**
> **Form 20-F for the Transition Period Beginning January 1, 2012 and Ending**
> **March 31, 2012**
> **Filed June 28, 2012**
> **File No. 001-35463**

Dear Mr. Kalb:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodroiguez

Gus Rodriguez
Accounting Branch Chief